January 24, 2007

VIA EDGAR AND U.S. MAIL
H. Roger Schwall, Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, DC 20549

Re:         Genesis Holdings, Inc.
Amendment to Registration Statement on Form SB-2
Filed December 12, 2006
File No. 333-137380

Dear Mr. Schwall:

This letter has been prepared in response to your request for Genesis Holdings, Inc. (“Genesis” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your December 22, 2006 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which Amended Registration Statement incorporates, as appropriate, the responses of the Company contained herein. The Amended Registration Statement also includes certain other revisions made to provide updated information.

The following are the Company’s responses to the Comment Letter, which responses follow a recitation of the relevant comment.

Form SB-2 filed December 12, 2006

General

COMMENT 1:	We note your response to prior comment 5 and reissue the comment. The dealer obligation representation is necessary even if you do not to intend to deliver prospectuses prior to effectiveness.

RESPONSE:	We have included the dealer prospectus delivery requirement on the Table of Contents page.

COMMENT 2:
We note that you are registering 1,500,000 shares that will be sold by one of the selling shareholders after the termination of the primary offering. Please disclose how you intend to enforce this arrangement. If you have entered into an agreement with the selling shareholder, please file it as an exhibit. Also given that the termination of the primary offering will constitute a material change, please confirm that you will file a post-effective amendment to this registration statement to disclose the completion of the primary offering.

RESPONSE:	These shares have been removed from the offering.

COMMENT 3:
In this regard, we note that the selling shareholder holds an 88% equity interest in the company and thus would appear to be a control person as set forth in Section 2(a)(11) of the Securities Act. It would appear then that this would constitute a delayed offering by the issuer. Tell us why you believe that you are eligible to conduct such an offering under Rule 415(a)(x) under Regulation C.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
1/24/2007

RESPONSE:	Again, the shares held by this shareholder have been removed from the offering.

Risk Factors, page 2

COMMENT 4:
We note your response to comment 16 and reissue the comment in part. Several of the risk factor headings do not provide meaningful information about the risks you describe. Ensure that each individual risk factor heading describes the facts giving rise to the risks and the risks associated to those facts.

RESPONSE:	In response to this comment, we have revised many of the risk factor headings contained in this section of the prospectus, which begins on page 3.

COMMENT 5:
Please revise the text of your risk factors to make them as specific to your company and operations as possible. For instance, revise the risk factor entitled “We currently have limited staff for operations” to specify that you only have one officer and one director and to disclose that your only officer spends ten hours per week in your operations.

RESPONSE:	The requested specific revision has been made on page 5 and revisions have been made to increase the specificity of other risk factors throughout this section.

COMMENT 6:
We also note you include many risk factors that could apply to any business. Please revise to remove general risk factors that provide no meaningful disclosure. We note, for instance, the risk factor entitled “We may have further registration obligations.”

RESPONSE:	Six previously included risk factors, including the one entitled "We may have further registration obligations" have been removed.

Management may not run the company in a profitable manner, page 4

COMMENT 7:	Please define the term “outside management.” We note you have explained the meaning of the term in your response to prior comment 22.

RESPONSE:	The term "outside management" has been defined on page 4.

Description of Business, page 13

COMMENT 8:
You state here that you owe the Bankston Third Family Partnership approximately $1.2 million. Please tell us why this is not reflected on your balance sheets and footnote disclosures. Also explain why this loan is not reflected in related party discussions on page 21.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
1/24/2007

RESPONSE:	This note was never executed and the loan never consummated and all reference to it has been removed.

Plan of Operations, page 16

COMMENT 9:	Please disclose whether you have sufficient cash for the next twelve months to implement your plans of operation.

RESPONSE:	We have disclosed that we do not have sufficient funds to implement our acquisition plans over the next twelve months on page 17.

Directors, Executive Officers, Promoters and Control Persons, page 19

COMMENT 10:
You disclose that Mr. Jason Pratte is currently the chief executive officer of Aerobic Life. Please disclose whether Aerobic Life is the same as Aerobic Life Industries, Inc., which name was later changed to Diagnostic International, Inc. If not, please describe the relationship, if any, between Aerobic Life and Diagnostic International, Inc.

RESPONSE:	Aerobic Life is the same company as Diagnostic International, Inc., and this has been clarified on page 20.

COMMENT 11:
We also note that you have not disclosed the fact that Mr. Pratte was the president of Diagnostic International, Inc. Please revise. Ensure that your biographical sketches for the named officer and director provide the information required by Item 401(a)(4) of Regulation S-K for the last five years.

RESPONSE:	Mr. Pratte's service as an officer of Diagnostic International, Inc. has been included on page 20.

COMMENT 12:
Please provide objective third party support for the statement that “Aerobic Life is one of the nation’s largest distributors of dietary supplements to single location and small chain health food stores.”

RESPONSE:	This statement has been removed from Mr. Pratte's biographical information.

Security Ownership of Certain Beneficial Owners and Management, page 22

COMMENT 13:	Please explain why the sum of the amounts held by the named individuals does not add up.

RESPONSE:	The total was incorrectly calculated in the prior filing and has been corrected on page 21.

COMMENT 14:
You indicate in your response to prior comment 45 that the opinion addresses the laws of the applicable jurisdiction. We note, however, that you are opining only as to the effect of the federal laws of the United States and the Nevada Business Corporation Act and that your opinion excludes applicable provisions of the Nevada Constitution and judicial decisions interpreting the applicable laws. Please obtain a new opinion addressing all the applicable laws.

RESPONSE:	The new opinion has been filed as Exhibit 5.1.

H. Roger Schwall, Assistant Director
Division of Corporate Finance
1/24/2007

Pro Forma Financial Statements

COMMENT 15:	Add the introductory paragraph required by Regulation S-X, Rule 11-02(b)(2).

RESPONSE:	The requested introductory paragraph has been added on page F-6.

COMMENT 16:
Additionally, please reconsider the financial statements you are presenting after reviewing the requirements of Regulation S-X, Rule 11-02(c). For example, it appears that a balance sheet may no longer be required pursuant to Rule 11-02(c)(1) since your historical September 30, 2006, balance sheet reflects the transaction.

RESPONSE:	We have removed the pro forma balance sheet.

Should you have any questions concerning this Response Letter, please contact me at (623) 869-6066.

Very truly yours,

/s/ Jason Pratte
Jason Pratte President

cc:           Stephen Boatwright, Esq., Keller Rohrback, PLC
Dan Weaver, CPA, Weaver & Martin, LLC